[CompuCredit Corporation Letterhead]

June 14, 2006

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:	CompuCredit Corporation Registration Statement on Form S-3 Initially Filed August 11, 2005 Registration File No. 333-127419

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), CompuCredit Corporation (the “Company”) hereby makes an application to withdraw the above-referenced registration statement (the “Registration Statement”). No securities were sold under the Registration Statement.

In accordance with the guidance provided by the Staff of the Division of Corporation Finance under Question 7 in the Securities Offering Reform Transition Questions and Answers, the Company desires to withdraw the Registration Statement and register the securities on a Form S-3 that is designated as an automatic shelf registration statement. The Company meets the requirements of a “well-known seasoned issuer” under Rule 405 of the Securities Act.

The Company also requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this application for withdrawal, please contact W. Brinkley “Brink” Dickerson, Jr. of Troutman Sanders LLP at (404) 885-3822.

Sincerely, CompuCredit Corporation

By:	/S/ ROHIT H. KIRPALANI
Rohit H. Kirpalani General Counsel and Secretary

cc: W. Brinkley “Brink” Dickerson, Jr.